MONTEAGLE FUNDS SHAREHOLDER VOTES

The shareholders of each Fund of the Monteagle Funds (when they were series of Unified Series Trust) approved on the following proposal at the special meeting of shareholders held on July 12, 2006. The description of the proposal and the number of shares voted are as follows:

Proposal: To approve the Agreement and Plan of Reorganization, which provides for: (i) the transfer of all of the assets and liabilities of the Monteagle Funds in exchange for shares of the corresponding series of the Memorial Funds;
(ii) the distribution of shares of each series of the Memorial Funds so received to shareholders of the corresponding Monteagle Fund; and (iii) the termination under state law of the Monteagle Funds.

Fund Name                     Votes For    Votes Against     Votes Abstained
---------                     ---------    -------------     ---------------
Fixed Income Fund             2,165,818          0                  0
Large-Cap Growth Fund         4,517,963          0                  0
Value Fund                    1,265,800          0                  0